UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      July 25, 2006

M. G. Kregg Lunsford
Cal Dive International, Inc.
400 N. Sam Houston Parkway E., Suite 1000
Houston, Texas 77060


      Re:	Cal Dive International, Inc.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed July 7, 2006
		File No. 333-134609

Dear Mr. Lunsford:

      We have reviewed your response letter dated July 7, 2006, and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A -1 filed July 7, 2006

General

1. We note your response to comments 12 and 13. Please note that the comments` intent was to elicit objective third-party support for the listed statements. Please ensure that you provide such support with your next amendment.

Use of Proceeds, page 5

2. We note that the principal use of the proceeds will be to make a dividend distribution to Helix. Please revise your disclosure to make that intent evident and to disclose the exact amount that will be distributed to Helix. Also, consistent with Item 504 of Regulation S-
K, please specify the purpose for which you will use those proceeds that you intend to retain.

Risk Factors, page 10

3. We note footnote 1 under the capitalization table on page 23, where you disclose that you anticipate not having any cash or cash equivalents upon the closing of the offering, except for the amounts described in the Use of Proceeds section. In that section, you state that you expect to retain a nominal amount of the proceeds. Please discuss the risk of not having any significant cash to fund your operations after consummation of the initial public offering.

The terms of our arrangements with Helix may be more favorable than we will able to obtain from an unaffiliated third party, page 17

4. It is not clear to the staff why the facts described in the risk factor`s subheading and text represent a risk. Please recast the subheading and the text to describe the risk associated with the facts described.

Unaudited Pro Forma Combined Statement of Operations, page 26

5. We note that in response to prior comment 25, you revised your disclosure in footnote (2) on page 27 to explain that the Acergy financial statements for the fiscal year ended November 30, 2005 reflect 11 months of operations related to the assets acquired by you on November 1, 2005. However, the Acergy statements of revenue and direct operating expenses on page F-32 are similarly labeled, suggesting the activity covers the 12 months ended November 30, 2005.
Since the amounts correspond to those shown in your pro forma presentation, which you describe as covering only 11 months, further revisions appear to be necessary. Ordinarily, financial statements of a business acquired should not extend beyond the date of acquisition, which is November 1, 2005 for Acergy.

Therefore, it appears you would need to either correct the
labeling of
the financial statements to be consistent with your response to prior
comment 25, or adjust the cutoff point utilized in preparing those financial statements to end just prior to your acquisition. We also note that Deloitte & Touche, having referenced the November 30,
2005
end point in the audit opinion, would likely need to make revisions in their report which are consistent with your response to this comment.



Business, page 44

6. We note your response to comment 31 and the corresponding revisions. Please further revise to move the added disclosure to the forefront of this section.

Financial Statements

7. We note that you have removed the "Cal Dive International, Inc."
labeling from the financial statements in response to prior comment
42. Any amendments to the registration statement prior to effectiveness should include some manner of identifying your financial statements. Based on your disclosures, it appears that "shallow water marine contracting business of Helix Energy Solutions Group, Inc." may be an appropriate label in the interim, prior to effectiveness.

Note 2 - Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

8. We note that in response to prior comment 43, you disclosed that you defer and amortize your fees and costs related to mobilization of equipment and personnel over the life of the contract term.
Please
further modify your disclosure to clarify whether "contract term" correlates with the period that begins with the commencement of contract service, differentiated from the period between entering into a contractual arrangement, through the mobilization period, before the commencement of services. It should be clear that no amortization occurs during periods of mobilization, if true. Alternatively, if amortization begins on the contract date, preceding the commencement of contract services, we will need to understand your rationale. Additionally, please expand your disclosure to explain the activities that typically characterize the period you refer to as "pre-operation mode before a contract commences," as requested in prior comment 43;
or explain to us why you believe this is no longer relevant disclosure. It should be clear how the accounting you describe compares to that required under paragraph 75 of SOP 81-1.

Exhibit 5.1

9. We remind you that the legal opinion must be filed prior to effectiveness. We may need additional time to review the opinion upon its filing.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lily Dang at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3685 with any other questions.

      					Sincerely,



      					Tangela Richter
      Branch Chief

cc: 	L. Dang
	K. Hiller
	T. Richter
	C. Moncada-Terry

      VIA FACSIMILE
Arthur H. Rogers
Fulbright & Jaworski L.L.P.
713-651-2546

M. G. Kregg Lunsford
Cal Dive International, Inc.
July 25, 2006
page 5